UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

TECHNOLOGY RESEARCH CORPORATION

(Name of Subject Company)

CLEARWATER ACQUISITION I, INC.

(Offeror)

COLEMAN CABLE, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.51 PAR VALUE

(Title of Class of Securities)

878727304

(CUSIP Number of Class of Securities)

Richard N. Burger

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

James J. Junewicz, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,200,693.60	$5,364.00

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value was determined based upon the product of (i) 6,416,763 shares of common stock of the subject company, other than those shares owned by Coleman Cable, Inc., Clearwater Acquisition I, Inc. and their affiliates, and (ii) $7.20 per share.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by .00011610.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,364.00	Filing Parties:	Coleman Cable, Inc. and Clearwater Acquisition I, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 12, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 12, 2011 (as amended and supplemented, the “Schedule TO”) by Coleman Cable, Inc., a Delaware corporation (“Coleman”), and Clearwater Acquisition I, Inc., a Florida corporation and a wholly owned subsidiary of Coleman (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.51 per share (together with the associated stock purchase rights, the “Shares”), of Technology Research Corporation, a Florida corporation (“TRC”), that are not already owned by Coleman, the Purchaser or their affiliates at $7.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.	Terms of the Transaction

The second sentence under “Determination of Validity” of Section 3 (Procedure for Tendering Shares) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction.”

The first sentence of the fifth paragraph of Section 4 (Withdrawal Rights) of the Offer to Purchase is amended and restated in its entirety as follows:

“We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding, subject to the right of any such party to dispute such determination in a court of competent jurisdiction.”

The first paragraph of Section 18 (Miscellaneous) of the Offer to Purchase is amended and restated in its entirety as follows:

“The Offer is being made to all holders of Shares other than Coleman, the Purchaser and their affiliates. Coleman is not aware of any jurisdiction in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Coleman becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant to the Offer, it will make a good faith effort to comply with the statute or seek to have the statute declared inapplicable to the Offer. If, after a good faith effort, Coleman cannot comply with the statute, it will not make the Offer to, nor will it accept tenders from or on behalf of, holders of Shares in the applicable state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements

The third paragraph under “Merger Agreement – Representations and Warranties” of Section 14 (The Merger Agreement; Other Agreements) of the Offer to Purchase is amended and restated as follows:

“As described above, the Merger Agreement contains representations and warranties by Coleman and TRC. The terms of the Merger Agreement (including the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the Merger. In particular, the representations and warranties made by the parties to each other in the Merger Agreement have been negotiated between the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the Merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. Coleman will provide additional disclosure in its public reports to the extent it is aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the terms and information contained in the Merger Agreement (including the representations and warranties) and will update such disclosure as required by federal securities laws.”

Item 7.	Source and Amount of Funds or Other Consideration

Section 10 (Source and Amount of Funds) of the Offer to Purchase is amended and restated in its entirety as follows:

“We will need approximately $51.5 million to purchase all outstanding Shares pursuant to the Offer, to make payments in respect of stock options and restricted stock and to consummate the Merger. As of December 31, 2010, Coleman had cash and cash equivalents in the amount of approximately $33.5 million and $113.7 million in remaining excess availability under it senior secured credit facility, which expires on April 2, 2012 (the “Revolving Credit Facility”). Coleman expects to contribute or otherwise advance funds from its cash and cash equivalents and borrowings under the Revolving Credit Facility to enable us to consummate the Offer. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity.

Interest on borrowings under the Revolving Credit Facility is payable, at Coleman’s option, at the lender’s prime rate plus a range of 1.25% to 1.75% or the Eurodollar rate plus a range of 2.50% to 3.00%, in each case based on quarterly average excess availability under the Revolving Credit Facility. In addition, Coleman pays a 0.50% unused line fee pursuant to the terms of the Revolving Credit Facility for unutilized availability.

Pursuant to the terms of the Revolving Credit Facility, Coleman is required to maintain a minimum of $10.0 million in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (1) $200.0 million or (2) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. Borrowing availability under the Revolving Credit Facility for foreign subsidiaries is limited to the greater of (1) the sum of 85% of the aggregate book value of accounts receivable of such foreign subsidiaries plus 60% of the aggregate book value of the inventory of such foreign subsidiaries and (2) $25.0 million (excluding permitted intercompany indebtedness of such foreign subsidiaries).

The Revolving Credit Facility is guaranteed by CCI International, Inc. (“CCI International”), a domestic subsidiary of Coleman, and is secured by substantially all of Coleman’s assets and the assets of CCI International, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property) as well as by a pledge of all the capital stock of CCI International and 65% of the capital stock of Coleman’s Canadian foreign subsidiary, but not Coleman’s Chinese 100%-owned entity.

The Revolving Credit Facility contains financial and other covenants that limit or restrict Coleman’s ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. In addition to maintaining a minimum of $10.0 million in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require Coleman to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which Coleman’s excess availability under the Revolving Credit Facility falls below $30.0 million. Coleman maintained greater than $30.0 million of monthly excess availability during 2010.

Coleman has initiated renegotiation of the Revolving Credit Facility and anticipates completing its renegotiation in the next twelve months.”

Item 11.	Additional Information.

A new Section 17 entitled “Legal Proceedings” is hereby inserted after Section 16 (Certain Legal Matters) of the Offer to Purchase and reads as follows:

“On or about April 22, 2011, a putative shareholder class action complaint was filed in the Circuit Court of Pinellas County, Florida against Coleman, the Purchaser, TRC and certain individual members of the TRC Board (Horstmann v. Technology Research Corporation, et al. (Case No. 11003568CI-021)) (the “Complaint”).

The complaint generally alleges, among other things, that Coleman, by and through the Purchaser, aided and abetted TRC and the individual defendants’ breach of fiduciary duty owed to TRC shareholders by entering into the merger agreement with Coleman and the Purchaser. The complaint generally seeks, among other things, declaratory relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the proposed merger, and other forms of equitable relief. The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint, which is attached hereto as Exhibit (a)(5)(ii).

Based on our review of the Complaint, we believe that the lawsuit and underlying claims are without merit. We intend to defend the lawsuit vigorously.”

The headings of Section 17 (Fees and Expenses) and Section 18 (Miscellaneous) of the Offer to Purchase are hereby amended so that the sections are numbered as follows: Section 18 (Fees and Expenses) and Section 19 (Miscellaneous).

Item 12.	Exhibits.

Item 12 to the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(i)*	Offer to Purchase dated April 12, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Form of Summary Advertisement dated April 12, 2011.

(a)(5)(i)*	Text of Press Release Issued by Coleman and TRC, dated April 12, 2011.

(a)(5)(ii)	Complaint filed by Harold L. Horstmann, individually and on behalf of all others similarly situated, on April 22, 2011 in the Circuit Court of Pinellas County, Florida (Horstmann v. Technology Research Corporation, et al. (Case No. 11003568CI-021)).

(b)(1)	Amended and Restated Credit Agreement, dated April 2, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.7 to Coleman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)(2)	First Amendment to Amended and Restated Credit Agreement, dated November 1, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on November 2, 2007).

(b)(3)	Second Amendment to Amended and Restated Credit Agreement, dated June 18, 2009, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on June 18, 2009).

(b)(4)	Third Amendment to Amended and Restated Credit Agreement, dated January 19, 2010, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on January 20, 2010).

(d)(1)*	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(2)*	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(3)*	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011

COLEMAN CABLE, INC.

By:	/s/ G. Gary Yetman
Name: G. Gary Yetman
Title: President and Chief Executive Officer

CLEARWATER ACQUISITION I, INC.

By:	/s/ G. Gary Yetman
Name: G. Gary Yetman
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated April 12, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)*	Form of Summary Advertisement dated April 12, 2011.

(a)(5)(i)*	Text of Press Release Issued by Coleman and TRC, dated April 12, 2011.

(a)(5)(ii)	Complaint filed by Harold L. Horstmann, individually and on behalf of all others similarly situated, on April 22, 2011 in the Circuit Court of Pinellas County, Florida (Horstmann v. Technology Research Corporation, et al. (Case No. 11003568CI-021)).

(b)(1)	Amended and Restated Credit Agreement, dated April 2, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.7 to Coleman’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)(2)	First Amendment to Amended and Restated Credit Agreement, dated November 1, 2007, by and among Coleman Cable, Inc., certain of its Subsidiaries, the Lenders named therein, and Wachovia Bank, National Association, as administration agent (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on November 2, 2007).

(b)(3)	Second Amendment to Amended and Restated Credit Agreement, dated June 18, 2009, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on June 18, 2009).

(b)(4)	Third Amendment to Amended and Restated Credit Agreement, dated January 19, 2010, by and among Coleman Cable, Inc., certain of its Subsidiaries and the Lenders named therein (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on January 20, 2010).

(d)(1)*	Agreement and Plan of Merger, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 2.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(2)*	Tender and Support Agreement, dated as of March 28, 2011, among Coleman, the Purchaser and TRC (incorporated by reference to Exhibit 10.1 to Coleman’s Current Report on Form 8-K filed with the SEC on March 29, 2011).

(d)(3)*	Mutual Non-Disclosure Agreement, dated as of February 8, 2011, by and between Coleman and TRC (incorporated by reference to Exhibit (e)(3) to TRC’s Schedule 14D-9 filed with the SEC on April 12, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.